UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2009

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on April 14, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: April 15, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release

Komatsu Ltd. 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: April 14, 2009 URL: http://www.komatsu.com/

Komatsu to Reorganize Japanese Production of Construction, Mining

and Utility Equipment as well as Industrial Machinery Businesses

At the Board of Directors’ meeting held on April 14, 2009, Komatsu Ltd. made a resolution to reorganize Japanese production of the Construction, Mining and Utility Equipment and the Industrial Machinery businesses in order to strengthen competitiveness and profitability by enhancing production efficiency.

Through the fiscal year ended March 31, 2008, the Komatsu Group had expanded both sales and profits for six consecutive years. This was done by strengthening production capacity as well as sales and product support capabilities, particularly in “Greater Asia,” and engaging in timely launchings of new products and other strategic initiatives. The success of these initiatives was thanks to the efforts and cooperation of all employees, suppliers and distributors around the world. However, since the last half period of 2008, the market environment has become very challenging for both businesses against the background of economic recessions around the world.

In response to the drastic change in the business environment, the Komatsu Group has focused its efforts in a diverse range of operations. In addition to production adjustment designed for speedy rationalization of inventories, such efforts include consolidation and elimination of plants and production lines while pinning down its model range of production in North America and Europe, reorganization of the Japanese sales and service structure, consolidation of plants and head office operations of Komatsu Utility Co., Ltd., and group-wide efforts in fixed cost reduction. As it is also important to further reinforce its corporate strength, the Komatsu Group has decided to shut down Mooka and Komatsu plants and transfer their production to Ibaraki and Kanazawa plants and other facilities. In addition, Komatsu NTC Ltd., a wholly owned subsidiary, is going to concentrate the production of wire saws in the Toyama area (along the Sea of Japan) by shifting it from the current location of Yokosuka City, Kanagawa (along the Pacific Ocean).

With respect to large construction equipment and large presses, the Komatsu Group had received a growing number of orders from Asia and other regions, since 2005 and had become concerned about expanding production capacity in Japan, because both Mooka and Komatsu plants, which were responsible for these products, had little space to expand. As the Komatsu Plant, in particular, was situated in front of the railway station, it was inappropriate to make new large-scale investments. In view of the fact that these products are mainly for export, we came to the conclusion to build new plants adjacent to ports as the best solution after reviewing the situation comprehensively. Most importantly, we considered the opportunity to cut down transportation costs and CO2 emissions, geographical proximity to our suppliers, and cooperation and support of local governments. Therefore, we built the Ibaraki Plant adjacent to the Port of Hitachinaka facing the Pacific Ocean and the Kanazawa Plant adjacent to the Port of Kanazawa along the Sea of Japan. At the same time, we also considered the remote possibility of having surplus production capacity resulting from these new plants. If it should happen, we should rebuild a more efficient production network by maximizing the use of Ibaraki and Kanazawa plants which feature higher productivity and enable us to cut down CO2 emissions thanks to their proximity to the ports. This possibility came too soon in the form of a global economic recession, drastically changing the market environment and prompting us to reorganize our Japanese production network, including the closure of Mooka and Komatsu plants.

With respect to dates and other details of the reorganization, we are going to decide as we proceed with discussions involving concerned authorities, external partners, and the labor union. We plan to start the reorganization of production for both businesses this month with the tentative targets of completing the transfer from the Mooka Plant by the end of July 2010 and from the Komatsu Plant by the end of March 2010. Komatsu NTC should complete the transfer and concentration of production by the end of December 2009.

1.	Outline of Reorganization of Japanese Production

1) Closure of Mooka Plant and Production Transfer to Other Plants

Dump trucks (rigid type) and articulated dump trucks which are being produced at the Mooka Plant will be transferred to the Ibaraki Plant, large forklift trucks with lifting capacity of 10 or more tons to Komatsu Utility, a wholly owned subsidiary, and axles to Awazu and Oyama plants according to the models of their use.

[After Reorganization]	[At Present]

Plants & Company	Products	Plants & Company	Products
Ibaraki	Dump trucks Large wheel loaders Articulated dump trucks	Ibaraki	Dump trucks (payload capacity: 40 and more tons) Large wheel loaders

Oyama	Engines, hydraulic units Axles	Oyama	Engines, hydraulic units

Awazu	Small hydraulic excavators Small and medium-sized bulldozers Small and medium-sized wheel loaders Motor graders, Transmissions Axles (for medium-sized wheel loaders)	Awazu	Small hydraulic excavators Small and medium-sized bulldozers Small and medium-sized wheel loaders Motor graders, Transmissions

Komatsu Utility	Forklift trucks (all models) Mini excavators, Mini wheel loaders	Komatsu Utility	Forklift trucks (lifting capacity: less than 10 tons) Mini excavators, Mini wheel loaders

Note: Underlined models and component are applicable to reorganization.		Mooka	Articulated dump trucks Dump trucks (payload capacity: 20 to 30 tons) Large forklift trucks (lifting capacity: 10 and more tons) Axles

[Transfer Plan] * Specific dates will be decided after discussions with the union and other concerned organizations.

October 31, 2009:	To complete the transfer of production to all concerned plants

January 31, 2010:	To complete the transfer of development (Mooka Plant g Ibaraki, Oyama and Awazu plants)

July 31, 2010:	To complete the transfer of test center (Mooka Plant g Ibaraki and Oyama plants)

2) Closure of Komatsu Plant and Transfer and Consolidation of Production to Kanazawa Plant as well as Concentration of Production by Komatsu NTC

While large presses are being built at the two plants, namely Komatsu and Kanazawa, assembling will be consolidated at the Kanazawa Plant and machining at Suzuki Engineering Co., Ltd., a supplier in Ishikawa Prefecture which builds medium-sized presses under a consigned agreement. As a result, Komatsu plans to close down the Komatsu Plant, tentatively scheduled for March 31, 2010. In addition, we are going to transfer assembly work of medium-sized presses from Suzuki Engineering to the Kanazawa Plant, enabling Suzuki Engineering to exclusively engage in machining work of large and medium-sized presses.

Similarly, Komatsu NTC Ltd. is going to concentrate the production of wire saws in the Toyama area (along the Sea of Japan) by shifting it from the Technical Center in Yokosuka City, Kanagawa (along the Pacific Ocean). Komatsu NTC is working to streamline production and accelerate the speed of development by making effective use of its management resources.

[After Reorganization]	[At Present]

	Plant & Company	Products		Plants & Company		Products
	Kanazawa	Large presses (assembly) Medium-sized preses (assembly) Super-large hydraulic excavators		Kanazawa		Large presses (assembly) Super-large hydraulic excavators

				Komatsu		Large presses (machining & assembly)
	Komatsu NTC	Grinding machines		Komatsu NTC		Grinding machines
(	Toyama Plant Fukuno Plant )	Laser cutting machines Transfer machines Machining centers Wire saws	(	Toyama Plant Fukuno Plant	)	Laser cutting machines Transfer machines Machining centers

				Komatsu NTC		Wire saws
(Technical Center)

	(Consigned production)			(Consigned production)
	Suzuki Engineering Co., Ltd.	Large presses (machining) Medium-sized presses (machining)		Suzuki Engineering Co., Ltd.		Medium-sized presses (machining & assembly)

Note: Underlined models and component are applicable to reorganization.

[Transfer Plan] * Specific dates will be decided after discussions with the union and other concerned organizations.

To transfer assembly and machining operations in series and complete the transfer by March 31, 2010.

Consolidation of Komatsu NTC’s production facilities is scheduled for completion by the end of December 2009.

2.	Use of Land for Mooka and Komatsu Plants as well as Komatsu NTC’s Technical Center after Closure

Not determined at present.

3.	Future Outlook

Komatsu is projecting that this reorganization will have a negative impact of approximately 6.5 billion yen on pretax income for the fiscal year ended March 31, 2009.

4.	Outline of Applicable Plants in Reorganization

Plants & Company	Representatives	Addresses	Products at present
Awazu	Ichiro Sasaki, Executive officer & Plant manager, Production Division	23, Tsu, Futsu-machi, Komatsu-shi, Ishikawa, 923-0392, Japan	Small hydraulic excavators Small and medium-sized bulldozers Small and medium-sized wheel loaders Motor graders Transmissions

Mooka	Masahiro Uegaki, Executive officer & Plant manager, Production Division	26, Matsuyama-cho, Mooka-shi, Tochigi, 321-4346, Japan	Articulated dump trucks Dump trucks Large forklift trucks Axles

Ibaraki	Masahiro Uegaki, Executive officer & Plant manager, Production Division	163-46, Nagasuna, Hitachinaka-shi, Ibaraki, 312-0004, Japan	Dump trucks Large wheel loaders

Kanazawa	Ichiro Yamano, Plant manager, Production Division	1-1, Ohno-machi, Shin-machi, Kanazawa-shi, Ishikawa, 920-0225, Japan	Large presses Super-large hydraulic excavators

Oyama	Shuji Yamashita Executive officer & Plant manager, Engines & Hydraulics Business Division	400, Yokokurashinden, Oyama-shi, Tochigi, 323-8558, Japan	Engines and hydraulic units

Komatsu	Tadashi Okada, Executive officer & Vice president, Industrial Machinery Division, and President, Press & Machine Tools Business Division	5, Jigata, Yokaichi-machi, Komatsu-shi, Ishikawa, 923-0868, Japan	Large presses

Komatsu Utility Co., Ltd.	Susumu Isoda President	110, Yokokurashinden, Oyama-shi, Tochigi, 323-8567, Japan	Forklift trucks Mini excavators Mini wheel loaders

Komatsu NTC Ltd.	Hiroyuki Horii President	Omori Bellport Building B, 8th Floor, 6-26-2, Minami-ohi, Shinagawa-ku, Tokyo, 140-8571, Japan	Grinding machines Laser cutting machines Transfer machines Machining centers Wire saws

(End)

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